Annual Meeting of Holders of
Common Shares of
Talisman Energy Inc.
May 9, 2007

REPORT OF VOTING RESULTS
National Instrument 51-102 - Continuous Disclosure Obligations (Section 11.3)

1(a)	Ballot on the nominees for election as directors:	Outcome of Vote
		For	Withheld

	Douglas D. Baldwin	685,481,541	4,100,602
		99.41%	0.59%
	James W. Buckee	685,515,606	4,066,810
		99.41%	0.59%
	William R.P. Dalton	681,482,127	8,100,789
		98.83%	1.17%
	Kevin S. Dunne	685,471,150	4,110,248
		99.40%	0.60%
	Lawrence G. Tapp	649,835,435	39,295,910
		94.30%	5.70%
	Stella M. Thompson	685,475,256	4,102,134
		99.41%	0.59%
	Robert G. Welty	685,102,256	4,480,660
		99.35%	0.65%
	Charles R. Williamson	684,305,666	5,100,525
		99.26%	0.74%
	Charles W. Wilson	681,328,710	7,989,206
		98.84%	1.16%

1(b)	Motion to elect the nominees as directors:	Outcome of Vote
		Carried[1]

2	The appointment of Ernst & Young LLP,	Outcome of Vote
	Chartered Accountants as auditor:	Carried[1]

Footnote:
1	Vote conducted by a show of hands.